SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

WORTHINGTON INDUSTRIES, INC.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

981811 10 2
(CUSIP Number)

Dale T. Brinkman, Esq. Worthington Industries, Inc. 200 Old Wilson Bridge Road Columbus, OH 43085 (614) 438-3001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981811 10 2	13D	Page 2 of 6

1.	NAME OF REPORTING PERSON

John P. McConnell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions):
(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER:	14,970,405

8.	SHARED VOTING POWER:	565,600

9.	SOLE DISPOSITIVE POWER:	14,970,405

10.	SHARED DISPOSITIVE POWER:	565,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,964,317

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 981811 10 2	13D	Page 3 of 6

Item 1.    Security and Issuer.

This Schedule 13D relates to the Common Shares, no par value (the “Common Shares”), of Worthington Industries, Inc., an Ohio corporation (“Worthington Industries”).  The address of the principal executive offices of Worthington Industries is 200 Old Wilson Bridge Road, Columbus, OH 43085.

Item 2.            Identity and Background.

(a)        Name of reporting person:

John P. McConnell (referred to in this Schedule 13D as “Mr. McConnell”)

(b)        Business address of reporting person:

Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

(c)        Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. McConnell serves as the Chief Executive Officer, a director and the Chairman of the Board of Worthington Industries, a diversified metal processing company.  The address of the principal executive offices of Worthington Industries is 200 Old Wilson Bridge Road, Columbus, OH  43085.

(d)        During the last five years, Mr. McConnell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, Mr. McConnell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Citizenship of reporting person:

United States of America

Item 3.            Source and Amount of Funds or Other Consideration.

Please see Items 4 and 5 of this Schedule 13D.

Item 4.            Purpose of Transaction.

On April 25, 2008, John H. McConnell, the father of Mr. McConnell, passed away.  In connection with his father’s passing, Mr. McConnell became the beneficial owner (for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) of additional Common Shares of Worthington Industries as described in Item 5 of this Schedule 13D, which resulted in Mr. McConnell beneficially owning more than five percent of the outstanding Common Shares of Worthington Industries.

CUSIP No. 981811 10 2	13D	Page 4 of 6

Between October 5, 2009 and January 8, 2010, Mr. McConnell, in his capacity as co-executor of the Estate of John H. McConnell, sold an aggregate of 1,200,000 Common Shares in a series of open market transactions.  As a result of these sales, Mr. McConnell’s beneficial ownership of the outstanding Common Shares of Worthington Industries decreased by more than one percent.

Mr. McConnell has served as a director of Worthington Industries continuously since 1990.  Since that time, Mr. McConnell’s ownership of the Common Shares of Worthington Industries has been publicly reported on Forms 3 and 4 filed with the Securities and Exchange Commission (the “Commission”) on his behalf, and has been disclosed annually in Worthington Industries’ definitive proxy statements filed with the Commission and made available to the shareholders of Worthington Industries.

Although Mr. McConnell has not formulated any current plans or proposals other than as described in the Item 4, he may from time to time acquire, or dispose of, Common Shares and/or other securities of Worthington Industries if and when he deems it appropriate.  Mr. McConnell may formulate other plans or proposals relating to securities of Worthington Industries to the extent deemed advisable in light of general market and economic conditions, investment policies, the prospects of Worthington Industries and various other factors.

Item 5.            Interest in Securities of the Issuer.

(a)         As of the date of this Schedule 13D, Mr. McConnell has beneficial ownership of  17,964,317 Common Shares of Worthington Industries (22.4% of the outstanding Common Shares), including 917,000 Common Shares that Mr. McConnell has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date hereof.  The percent of the outstanding Common Shares is based upon the sum of (i) 79,173,053 Common Shares of Worthington Industries outstanding as of December 31, 2009 and (ii) 917,000 Common Shares that Mr. McConnell has the right to acquire upon exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date hereof.  Please see the footnotes to Item 5(b) below for information regarding Mr. McConnell’s beneficial ownership of the Common Shares.

(b)         Number of Common Shares as to which Mr. McConnell has:

(i)	Sole power to vote or to direct the vote: 14,970,405 (1)
(ii)	Shared power to vote or to direct the vote: 565,600 (2)
(iii)	Sole power to dispose or to direct the disposition of: 14,970,405 (1)
(iv)	Shared power to dispose or to direct the disposition of: 565,600 (2)

1)
Includes 917,000 Common Shares which Mr. McConnell has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date hereof.

CUSIP No. 981811 10 2	13D	Page 5 of 6

Includes 18,386 Common Shares held in the Worthington Industries, Inc. Deferred Profit Sharing Plan.

Includes 12,415,982 Common Shares held of record by JDEL, Inc., a Delaware corporation (“JDEL”).  Effective May 2, 2008, following the death of John H. McConnell, the directors of JDEL granted Mr. McConnell sole voting and investment power with respect to these 12,415,982 Common Shares.  JDEL has the right to receive the dividends from and the proceeds from the sale of such 12,415,982 Common Shares.

Includes 78,623 Common Shares held by Mr. McConnell as custodian for his children.

Includes 118,000 Common Shares held by The McConnell Family Trust of which Mr. McConnell is co-trustee and has sole voting and dispositive power.

Includes 255,875 Common Shares held by the Margaret R. McConnell Trust f/b/o Margaret Kollis of which Mr. McConnell is trustee and has sole voting and dispositive power.

Does not include 2,428,312 Common Shares held by an independent corporate trustee in trust for the benefit of Mr. McConnell and his sister, over which Common Shares the independent corporate trustee has sole voting and dispositive power.  Mr. McConnell has the right to change the trustee; however, any successor trustee appointed by Mr. McConnell must be an independent corporate trustee.

Does not include 3,285 Common Shares held by Mr. McConnell’s wife as custodian for her son. Mrs. McConnell has sole voting and dispositive power as to these 3,285 Common Shares.

(2)
Includes 442,600 Common Shares held by Mr. McConnell in his capacity as co-executor of the Estate of John H. McConnell.  Mr. McConnell was appointed co-executor effective as of April 30, 2008, and holds shared voting and dispositive power over such 442,600 Common Shares.

Includes 123,000 Common Shares held in The McConnell Educational Foundation for the benefit of third parties, of which Mr. McConnell is one of three trustees and shares voting and dispositive power.  Mr. McConnell disclaims beneficial ownership of these 123,000 Common Shares.

(c)         Other than the transactions reported below, Mr. McConnell has not effected any transactions in the Common Shares during the past sixty days.

Date of Transaction	Shares Purchased /(Sold)	Price Per Share ($)
01/07/2010	(10,700)	16.30
01/07/2010	(3,664)	16.0519
01/07/2010	(47,499)	16.043
01/07/2010	(10,610)	16.0027
01/07/2010	(50,338)	16.1373
01/07/2010	(59,889)	16.0706
01/08/2010	(70,000)	17.2499
01/08/2010	(70,000)	17.1498

CUSIP No. 981811 10 2	13D	Page 6 of 6

(d)         As described in Item 5(b) above, Mr. McConnell may be deemed to beneficially own certain Common Shares of Worthington Industries that are held of record by other persons.  In such instances, such other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares.  With respect to record owners of more than five percent of the Common Shares of Worthington Industries, as described in Item 5(b) above, JDEL has the right to receive the dividends from and the proceeds from the sale of the 12,415,982 Common Shares (15.5% of the outstanding Common Shares) that are held of record by JDEL and included in Mr. McConnell’s beneficial ownership within this Schedule 13D.

(e)         Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 5(b) of this Schedule 13D for a description of Mr. McConnell’s voting and dispositive power with respect to the Common Shares of Worthington Industries.

Except as set forth in this Schedule 13D, Mr. McConnell does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Worthington Industries, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2010

/s/ John P. McConnell
John P. McConnell